EXHIBIT 99.3

[Nasdaq Letterhead]

By Facsimile and First Class Mail

October 9, 2002

Mr. Peter J. Tallian
Senior Vice President &
    Chief Financial Officer
TranSwitch Corporation
3 Enterprise Drive
Shelton, Connecticut 06484

RE:	TranSwitch Corporation (the “Company”)
NASDAQ	Symbol: TXCC

Dear Mr. Tallian:

I am pleased to inform you that Staff has approved the Company’s application to list its common stock on the NASDAQ SmallCap Market. This approval is in part based upon the information provided by the Company and its agreement to the conditions outlined in the NASDAQ SmallCap Market Listing Agreement. The Company’s securities will be transferred to the NASDAQ SmallCap Market at the opening of business on October 14, 2002.

We estimate that the balance of the NASDAQ SmallCap Market entry fee, net of any pro-rated annual fees and/or outstanding feeds, is $35,562.50, which is due immediately and excludes the $1,000 non-refundable fee previously paid by the Company. This amount is based on the number of shares of common stock outstanding. I have enclosed a Transfer to the NASDAQ SmallCap Market Payment Form, which you should include with your payment of these fees.

Please note that the Company met all of the continued inclusion criteria for the NASDAQ SmallCap Market, except for the minimum $1.00 bid price per share requirement set forth in Marketplace Rule 4310(c)(4) (the “Rule”). Furthermore, while on the NASDAQ National Market, Staff notified the Company on July 19, 2002 that the bid price of its common stock had closed at less than $1.00 per share over the previous 30 consecutive trading days, and, as a result, it did not comply with Marketplace Rule 4550(a)(5). Therefore, in accordance with Marketplace Rule 4450(e)(2), the Company was provided 90 calendar days, or until October 17, 2002, to regain compliance. However, under Marketplace Rule 4450(e)(2), a company transferring to the NASDAQ SmallCap Market will be afforded the remainder of this market’s 180 calendar day grace period, which commenced on July 19, 2002. The Company must now demonstrate compliance with the minimum $1.00 per share requirement by January 15, 2003. Staff will provide written notification that compliance is achieved once the Company’s security closes at $1.00 per share or more for a minimum of 10 consecutive trading days.1 If compliance with this

[1]
Under certain circumstances, to ensure that the Company can sustain long-term compliance, Staff may require that the closing bid price equals $1.00 per share or greater for more than 10 consecutive trading days before determining that the Company complies.

Mr. Peter J. Tallian
October 9, 2002

Rule cannot be demonstrated by January 15, 2003, Staff will determine whether the Company meets the initial listing criteria under Marketplace Rule 4310(c)(2)(A)2. If it meets the initial listing criteria, Staff will notify the Company that it has been granted an additional 180 calendar day grace period to demonstrate compliance. Otherwise, Staff will provide written notification that its securities will be delisted. At that time, the Company may appeal Staff’s determination to a Listing Qualifications Panel.

Finally, the Company may be eligible to transfer back to the NASDAQ National Market, without paying the initial listing fees. By July 14, 2003, the Company’s bid price per share must be at leasts $1.00 per share for 30 consecutive trading days and, at all times, the Company has maintained compliance with the National Market continued listing requirements while listed on the NASDAQ SmallCap Market, excluding bid price. In this event, the Company must contact its analyst to discuss transferring back the NASDAQ National Market. Please note, the Company may be eligible to transfer to the NASDAQ National Market under Maintenance Standard 2 should it be able to demonstrate compliance with those Standards.

If you have any questions, please contact me at (301) 978-8034.

Sincerely,

/s/ W. Wayne Bush

W. Wayne Bush
Lead Analyst
NASDAQ Listing Qualifications

[2]
Marketplace Rule 4310(c)(2)(A) states that “[f]or initial inclusion, the issuer shall have (i) stockholders’ equity of $5 million; (ii) market value of listed securities of $50 million…; or (iii) net income from continuing operations of $750,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.”